Exhibit 16.1

Tel: 408-278-0220 Fax: 408-278-0230 www.bdo.com	300 Park Avenue, Suite 900 San Jose, CA 95110

August 26, 2024

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read the statements made by Ceribell, Inc. pursuant to Item 304(a)(1) of Regulation S-K, which we understand will be filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-1 of Ceribell, Inc. dated August 26, 2024. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, P.C.

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.